

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 4, 2007

David Skjaerlund
President
Liberty Renewable Fuels LLC
3508 E. M-21
Corunna, Michigan 48817

> **Re:** **Liberty Renewable Fuels LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 24, 2007**
> **File No. 333-140098**

Dear Mr. Skjaerlund:

We have reviewed your filing and have the following comments.

Summary, page 1

Our Financing Plan, page 5

1. Please describe the major terms of the Farm Credit debt financing, including the principal amount.

Federal Income Tax Consequences of Owning Our Units, page 12

2. Please state that counsel has opined that you will be treated as a partnership and identify counsel. Delete the statement that "it is our intent that we will be treated as a partnership… ."

Summary of Promotional and Sales Material, page 105

3. Please provide us with copies of all sales materials and note that any materials will be subject to our review prior to effectiveness. This obligation is not terminated upon effectiveness of the registration statement.

Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: David P. Valenti
        Jackson Walker L.L.P.
        100 Congress, Suite 1100
        Austin, Texas 78701